

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288   Fax (852) 2845 9005
gsd@jardines.com

Jardines

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

Group Secretariat

30th August 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

02 SEP 17 AM 10:09

02076113

Dear Sirs

Dairy Farm International Holdings Limited

We enclose for your information a notification dated 30th August 2002 in respect of the
above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

PROCESSED

SEP 2 0 2002

THOMSON
FINANCIAL

Full Text Announcement

Company	Dairy Farm International Hldgs Ltd
TIDM	DFI
Headline	Purchase of Own Securities
Released	10:28 30 Aug 2002
Number	5624A

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED ("DFIH")

SHARE REPURCHASE

Please be advised of the following repurchase by DFIH of its ordinary shares in the market:-

Date of repurchase	: 30th August 2002
Total number of shares repurchased	: 75,600 shares
Price paid per share	: US$0.84

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

30th August 2002

www.dairyfarmgroup.com

END

